                                                                    Exhibit 12.1



                       INTEGRATED PROCESS EQUIPMENT CORP.

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                           FOR THE YEAR ENDED JUNE 30,

                                           1994        1995       1996         1997        1998
                                           ----        ----       ----         ----        ----
In thousands , except ratio data
Pre-tax income (loss) from continuing     (9,730)     10,670     (15,762)     (8,133)      (15,762)
operations
Fixed charges:
  Interest expense                           941         879       2,031       1,707         2,031
  Amortization of debt expense             4,256         213          --          --            --
  Rentals                                    156         210         544         858         1,122
  Total fixed charges                      5,353       1,302       2,575       2,565         3,153
  Earnings before income taxes and       $(4,377)    $11,972    $(13,187)    $(5,568)      (18,915)
  fixed charges
                                         ---------------------------------------------------------

Ratio of earnings to fixed charges            --        9.2x          --          --            --

         For the purpose of calculating the ratio of earnings to fixed charges,
(i) earnings consist of consolidated income (loss) from continuing operations before income taxes plus fixed charges and (ii) fixed charges consist of interest expense incurred, amortization of debt expense and the portion of rental expense under leases deemed by the Company to be representative of the interest factor. For the years ended June 30, 1994, 1996, 1997 and 1998, earnings were insufficient to cover fixed charges by $9,730, $15,762, $8,133 and 15,762, respectively.